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                                                                  EXHIBIT 12



                      Ford Motor Company and Subsidiaries

 CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK
                                   DIVIDENDS

                                 (in millions)




                                                First            For the Years Ended December 31
                                               Quarter  ------------------------------------------------
                                                1998      1997      1996      1995     1994       1993
                                              -------   -------   -------   -------   ------    --------
Earnings
 Income before income taxes                   $18,684     $10,939   $ 6,793   $ 6,705   $ 8,789    $ 4,003
Equity in net (income)/loss of
 affiliates plus dividends from
 affiliates                                        13         121        36       179      (182)       (98)
Adjusted fixed charges (a)                      2,656      10,911    10,801    10,556     8,122      7,648
                                              -------     -------   -------   -------   -------    -------
  Earnings                                    $21,353     $21,971   $17,630   $17,440   $16,729    $11,553
                                              =======     =======   =======   =======   =======    =======

Combined Fixed Charges and
 Preferred Stock Dividends
  Interest expense (b)                        $ 2,585     $10,570   $10,464   $10,121   $ 7,787    $ 7,351
  Interest portion of rental expense (c)           61         309       300       396       265        266
  Preferred stock dividend requirements of
   majority owned subsidiaries and trusts (d)      14          55        55       199       160        115
                                              -------      ------   -------   -------   -------    -------
    Fixed charges                               2,660      10,934    10,819    10,716     8,212      7,732

Ford preferred stock dividend
 requirements (e)                                 100          82        95       459       472        442
                                              -------     -------   -------   -------   -------    -------
 Total combined fixed charges
  and preferred stock dividends               $ 2,760     $11,016   $10,914   $11,175   $ 8,684    $ 8,174
                                              =======     =======   =======   =======   =======    =======

Ratios
 Ratio of earnings to fixed charges               8.0 (f)     2.0       1.6       1.6       2.0        1.5

 Ratio of earnings to combined fixed
  charges and preferred stock dividends           7.7 (f)     2.0       1.6       1.6       1.9        1.4



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(a) Fixed charges, as shown below, adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority owned subsidiaries.
(b) Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.
(c) One-third of all rental expense is deemed to be interest.
(d) Preferred stock dividend requirements of Ford Holdings, Inc. (applicable for 1993 through 1995) increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates. Beginning in Fourth Quarter 1995, includes requirements related to Company-obligated mandatorily redeemable preferred securities of a subsidiary trust.
(e) Preferred stock dividend requirements of Ford Motor Company, increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates.
(f) Earnings used in calculation of this ratio include the $15,955 million gain on the spin-off of The Associates. Excluding this gain, the ratio is 2.0.